January 31, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:   Donald C. Hunt
             Division of Corporation Finance

Re:  ANADIGICS, Inc.
     Registration Statement on Form S-3
     File No. 333-120947

Dear Mr. Hunt:

     Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, the undersigned, being the issuer of securities to which the referenced Registration Statement relates (the "Company"), hereby respectfully requests that the effectiveness of said Registration Statement be accelerated so that it will become effective at 3:00 p.m., Washington D.C. time, on Wednesday, February 2, 2005, or as soon thereafter as practicable, unless we request by telephone that said Registration Statement be declared effective at some other time.

     The Company further acknowledges that:

     o should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



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                                Very truly yours,

                                ANADIGICS, Inc.


                                By:  /s/ Thomas C. Shields
                                     -------------------------------------
                                     Name:   Thomas C. Shields
                                     Title:  Senior Vice President and
                                             Chief Financial Officer


cc:      David Ritenour, Special Counsel
         Stephen A. Greene, Esq.